SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 26, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on February 26, 2025.

City of Buenos Aires, February 26th, 2025

To

Comisión Nacional de Valores (CNV)

Re.: Relevant Event

Dear Sirs,

In compliance with the provisions in force, we inform you of the following information regarding the Consolidated Financial Statements as of December 31st, 2024:

Figures expressed in thousand Argentine Pesos (AR $)

(i) Net income for the fiscal year – Profit	325,132,181
Attributable to controlling interest – Profit	324,143,056
Attributable to non-controlling interest – Profit	989,125
(ii) Other comprehensive - Loss	(97,426,403)
(iii) Total income for the fiscal year- Profit	227,705,778
Attributable to company’s shareholders – Profit	226,716,653
Attributable to non-controlling interests - Profit	989,125

(iv) Shareholders’ Equity	4,051,147,076
Capital Stock	639,413
Stock issuance premium	12,429,781
Shareholders’ Equity adjustments	1,250,693,939
Other comprehensive Loss	(9,742,839)
Legal Reserve	1,002,094,051
Other Reserve	1,479,289,416
Unappropriated Retained Earnings – Profit	314,113,791
Attributable to non-controlling interest	1,629,524

Prior Period Adjustment: During 2024 the Company determined an additional adjustment to the price agreed at the time of the acquisition of Banco BMA S.A.U. Therefore, at the beginning of this fiscal year the Company adjusted as Prior Period Adjustments (PPA) for thousands of AR$ 11,520,209 (values expressed in constant currency as of December 31 2024).

Proposals in respect to Distribution of Cash and/or In-kind Dividends: The Board resolved to submit to the Shareholders' Meeting for evaluation the following  (i) separation of a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of AR$ 300,000,000,000 to the payment of a cash dividend or a dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization of the Central Bank of the Republic of Argentina; and (ii) delegation to the Board of Directors of the powers to release the Reserve and establish the date, currency and other applicable payment terms and conditions in accordance with the delegation provided for by the Shareholders’ Meeting. The dividend is calculated on figures expressed in constant currency as of December 31st 2024.

Capitalization of Profits, Capital Monetary Adjustments and Other Items: No proposal submitted.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer